                       Filed by o2wireless Solutions, Inc.

                  Pursuant to Rule 425 under the Securities Act
           of 1933 and deemed filed pursuant to Rule 14a-12 under the
                         Securities Exchange Act of 1934

                   Subject Company: o2wireless Solutions, Inc.
                           Commission File No. 0-31295

                               Date: June 6, 2002

         Except for the historical and present factual information contained herein, the matters set forth in this filing, including future financial and operating results, benefits and synergies of the proposed merger, tax and accounting treatment of the proposed merger, future opportunities and any other effect, result or aspect of the proposed transaction, and other statements identified by words such as "believes," "expects," "projects," "plans," and similar expressions, are forward-looking statements within the meaning of the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995. Such statements involve risks and uncertainties including, but not limited to, costs, delays, and any other difficulties related to the proposed merger, failure of the parties to satisfy closing conditions, risks and effects of legal and administrative proceedings and governmental regulations, future financial and operating results, competition, general economic conditions, ability to manage and continue growth, and other risk factors relating to our industry as detailed from time to time in o2wireless' reports filed with the SEC. o2wireless disclaims any responsibility to update these forward-looking statements.

         Baran Group, Ltd. intends to file a Registration Statement on Form F-4 relating to the proposed merger. When the Registration Statement is filed, it will contain a prospectus of Baran Group relating to the shares to be issued in the proposed merger, and the proxy statement of o2wireless relating to the special meeting of shareholders of o2wireless at which the merger agreement will be considered and voted upon by its shareholders. Investors are urged to read the proxy statement/prospectus when it becomes available and any other relevant documents filed with the SEC because they will contain important information. You will be able to obtain the Form F-4 Registration Statement, including the exhibits filed therewith free of charge at the website maintained by the SEC at www.sec.gov. In addition, you may obtain documents filed with the SEC by Baran Group free of charge by requesting them in writing from Baran Group, Ltd., Baran House, 8 Omarim st. Industrial Park, Omer, Israel 84965, Attention: Corporate Secretary, or by telephone at 972-8-6200200. You may obtain documents filed with the SEC by o2wireless free of charge by requesting them in writing from o2wireless Solutions, Inc., 440 Interstate North Parkway, Atlanta, Georgia 30339, Attention: Corporate Secretary, or by telephone at (770) 763-5620.

         o2wireless, Baran Group and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from the shareholders of o2wireless in connection with the proposed merger. Information about such directors and executive officers, including their direct or indirect interests in the proposed transaction arising from their securities holdings, vesting of options, potential compensation arrangements and other matters will be set forth in the proxy statement/prospectus to be filed with the SEC and mailed to o2wireless shareholders. Investors may obtain additional information regarding the interests of such participants by reading the proxy statement/prospectus when it becomes available.

         Investors should read the proxy statement/prospectus carefully when it becomes available before making any voting or investment decisions.

                              FOR IMMEDIATE RELEASE

              02WIRELESS SOLUTIONS TO MERGE WITH BARAN GROUP, LTD.



ATLANTA, GA - June 6, 2002 -- o2wireless Solutions, Inc. (Nasdaq NM: OTWO) today announced that it has entered into a definitive agreement to merge with a wholly owned subsidiary of Baran Group, Ltd., a diversified engineering services and construction firm based in Tel Aviv, Israel. In connection with the merger, Baran has extended a line of credit to o2wireless, with an initial advance of $5 million. o2wireless' current credit facility with its bank has been extended from August 15, 2002 to November 15, 2002.

Pursuant to the merger agreement, Baran will acquire all of the issued and outstanding capital stock of o2wireless in exchange for ordinary shares of Baran. Each share of o2wireless common stock will be exchanged for .032135 ordinary shares of Baran. Prior to the merger, which is expected to close on or before November 15, 2002, Baran intends to list its shares on the NASDAQ National Market. In connection with the signing of the merger agreement, two senior executives of Baran have agreed to join the o2wireless Board of Directors. Baran will also provide certain management services to o2wireless under a management consulting agreement.

Andrew D. Roscoe, Chairman, President and CEO of o2wireless Solutions, Inc. commented, "We are very pleased to be joining a world leader in providing telecommunications infrastructure services. By joining Baran we will be adding the technology, human resources and capital needed to continue upgrading and expanding our full suite of turn-key services throughout the United States. We look forward to combining our strength with Baran's to become the leading provider of telecommunications infrastructure services in the United States."

Meir Dor, Chairman of the Board of Baran Group, added "We are delighted to join with o2wireless Solutions, Inc. The merger with o2wireless will help us continue our international expansion program and provide a firm base upon which to build a truly global player in the telecommunications and engineering infrastructure services market with operations in North America, Europe, Asia and the Middle East."

o2wireless also announced today the promotion of Martin Dempsey to Vice President - Finance, Secretary and Treasurer. Mr. Dempsey will serve as the Company's principal financial and accounting officer.

ABOUT BARAN GROUP, LTD.

Baran Group, Ltd., with over 1,500 employees globally, is a world-class provider of engineering, construction, management, consulting, technologies and operating services primarily to companies in the telecommunications and industrial sectors. Baran reported revenues of over $200 million for the year 2001. Founded in Beer-Sheba, Israel in 1979, Baran has grown to become the market leader in engineering and telecommunications services in Israel. Baran's leadership in telecommunications and engineering services has been widely recognized. Forbes has chosen Baran as one of the 300 Best Small Companies in 1999 and 2000. Baran has expanded internationally as well, with offices and operations in Germany, the United Kingdom, Asia and the United States. Ordinary shares of Baran are traded on the Tel Aviv Stock Exchange under the ticker symbol BRAN.

ABOUT O2WIRELESS - WE ARE ALREADY THERE(SM)

o2wireless Solutions, Inc. provides outsourced telecommunications services to wireless services providers, equipment vendors and tower companies. o2wireless' full suite of services includes planning, design, deployment and on-going support of wireless voice and data telecommunications networks. It has contributed to the design and implementation of more than 50,000 communications facilities in all 50 US states and in 30 countries. o2wireless offers expertise in all major technologies, including 2.5G and 3G technologies. The company is headquartered in Atlanta, Georgia. For more information, please visit www.o2wireless.com.

Baran Group, Ltd. intends to file with the SEC a Registration Statement on Form F-4 relating to the proposed merger. When the Registration Statement is filed, it will contain a prospectus of Baran Group relating to the shares to be issued in the merger, and a proxy statement of o2wireless relating to the special meeting of shareholders of o2wireless at which the merger agreement will be considered and voted upon by its shareholders. Investors are urged to read the proxy statement/prospectus when it becomes available and any other relevant documents filed with the SEC because they will contain important information. You will be able to obtain the Form F-4 Registration Statement, including the exhibits filed therewith free of charge at the website maintained by the SEC at www.sec.gov. In addition, you may obtain documents filed with the SEC by Baran Group free of charge by requesting them in writing from Baran Group, Ltd., Baran House, 8 Omarim St. Industrial Park, Omer, Israel 84965, Attention: Corporate Secretary, or by telephone at 972-8-6200200. You may obtain documents filed with the SEC by o2wireless free of charge by requesting them in writing from o2wireless Solutions, Inc., 440 Interstate North Parkway, Atlanta, Georgia 30339, Attention: Corporate Secretary, or by telephone at (770) 763-5620.

o2wireless and its directors and executive officers may be deemed to be participants in the solicitation of proxies from the shareholders of o2wireless in connection with the merger. Information about such directors and executive officers and their ownership of o2wireless stock is set forth in the proxy statement for o2wireless' 2002 annual meeting of shareholders and will be set forth in the proxy statement/prospectus to be mailed to o2wireless shareholders. Investors may obtain additional information regarding the interests of such participants by reading the proxy statement/prospectus when it becomes available.

Investors should read the proxy statement/prospectus carefully when it becomes available before making any voting or investment decisions.

Certain statements contained in this press release may be "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995, such as statements relating to the financial results and plans for future business development activities, and thus, are prospective. Such forward-looking statements are subject to risks, uncertainties and other factors that could cause actual results to differ materially from future results expressed or implied by such forward-looking statements. These risks and uncertainties are discussed under "Risk Factors" and "Management's Discussion and Analysis of Financial Condition and Results of Operations" in o2wireless' filings with the Securities and Exchange Commission.

CONTACT:
Joel Strimban
Vice President
o2wireless Solutions, Inc.
(770) 799-3115
jstrimban@o2wireless.com